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FORM 10-C

Securities and Exchange Commission
Washington, DC 20549


Report by issuer of securities quoted on The Nasdaq Stock Market(SM),filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:  Cayenne Software, Inc.
                                              ---------------------------------

ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:     8 New England Executive Park
                                        ---------------------------------------
                                            Burlington, MA 01803-5063
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):       (617) 273-9003
                                                 ------------------------------

I. CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security               Common Stock, $.01 par value
                     -----------------------------------------------------------

2. Number of shares outstanding before the change        17,482,657
                                                  ------------------------------

3. Number of shares outstanding after the change         18,780,262
                                                 -------------------------------

4. Effective date of change          June 6, 1997
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5. Method of change  Issuances in acquisition, issuances under stock option and
                    ------------------------------------------------------------
   purchase plans, issuances in connection with private placement of Series B
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   Convertible Preferred Stock and warrant exercise
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Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
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Give brief description of transaction   Issuance in acquisition of assets of
                                      ------------------------------------------
Multiquest Corporation, participant exercises and purchases under above
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plans, and conversion of Series B Convertible Preferred Stock issued in private
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placement into Common Stock, and conversion of Warrants into Common Stock.
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II. CHANGE IN NAME OF ISSUER

1. Name prior to change
                        --------------------------------------------------------

2. Name after change
                     -----------------------------------------------------------

3. Effective date of charter amendment changing name
                                                     ---------------------------

4. Date of shareholder approval of change, if required
                                                       -------------------------


6-19-97         /s/ EUGENE J. DIDONATO, VICE PRESIDENT
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DATE            OFFICER'S SIGNATURE AND TITLE




(C)June 1994, The Nasdaq Stock Market,Inc. All rights reserved. Nasdaq is a registered service mark of The Nasdaq Stock Market, Inc. The Nasdaq Stock Market is a service mark of The Nasdaq Stock Market, Inc.